SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center Amsterdam Airport

Schiphol Boulevard 217

1118 BH Schiphol Airport, Amsterdam

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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CNH GLOBAL N.V.

Form 6-K for the month of February 2012

List of Exhibits:

1.	News Release entitled, “CNH-KAMAZ Welcomes Russian Government Delegation at its Naberezhnye Chelny Plant”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going Senior Vice President, General Counsel and Secretary

February 15, 2012

CNH-KAMAZ Welcomes Russian Government Delegation

at its Naberezhnye Chelny Plant

The manufacturing operations of CNH-KAMAZ hosted representatives of the Russian Government just over two years after the signature of the Heads of Agreement establishing the industrial joint venture for the production of agricultural equipment. The delegation reviewed the progress made by the joint venture, visited the fully operational factory and signed an agreement for the purchase of 80 agricultural machines.

NABEREZHNYE CHELNY, Russia – (February 15, 2012) – The manufacturing operations of CNH-KAMAZ in Naberezhnye Chelny, Tatarstan, received a visit today by representatives of the Government of the Russian Federation to review the progress made by the joint venture, which was created in October 2009. This alliance between CNH – a world leader in the agricultural and construction equipment businesses and part of Fiat Industrial – and OJSC KAMAZ – a leading heavy truck manufacturer – was aimed at bringing CNH’s advanced technologies into the Russian Federation to support the development and modernization of its agricultural sector.

The event, which was held in the presence of national and local press, brought together a 13-strong Government delegation led by Rustam Minnikhanov, President of the Republic of Tatarstan and attended by Marat Akhmetov, Deputy Prime Minister and Minister of Agriculture of the Republic of Tatarstan; Sergej Kogogin, General Director of KAMAZ; Sergio Marchionne, Chairman of Fiat Industrial and CNH Global; Franco Fusignani, President and CEO of New Holland Agriculture and CNH International, and other CNH representatives.

The CNH-KAMAZ manufacturing plant extends over a 45,000 square meter covered area and produces CNH’s New Holland brand equipment since 2010. It has been entirely refurbished to accommodate a production capacity of 5,000 units a year and is now fully operational. The facility has raised production volumes quickly since the very beginning, with a 40% increase year over year in 2011, and a similar rise is expected for 2012. The joint venture has steadily upgraded its locally manufactured range of products, introducing the latest high-horsepower T8 and T9 tractor models and, most recently, the new CX6090 combine harvester on dedicated production lines.

In addition to the public review of operations, the program included an official ceremony, which concluded with the signature of a Memorandum of Understanding between CNH-KAMAZ and the Ministry of Agriculture and Food of the Republic of Tatarstan for the supply of 30 New Holland T9.505 tractors and 50 CX6090 combine harvesters manufactured at the Naberezhne Chelny plant.

“We have delivered on all the commitments we undertook when we signed the Heads of Agreement in the presence of Prime Minister Vladimir Putin,” commented Mr. Marchionne. “We take very seriously our commitment to meet the Russian Government’s request to localize production at Naberezhnye Chelny. We have regularly updated the models manufactured at this facility since production started and we will continue to do so. Further manufacturing localization will follow in 2012 with the addition of the T8.330 tractor model and the introduction of the brand new CX8080 combines. Russia represents a strategic choice for our Group. This plant demonstrates our long term approach with our partner KAMAZ, both from an industrial and a commercial standpoint.”

Mr. Kogogin added: “It is an honor for us to welcome the Russian Government delegation at the CNH-KAMAZ manufacturing base and to show our distinguished guests the result of the dedication that both partners put in since the signature of the agreement. We have made great progress in the first two years of the joint venture’s operations and set a solid foundation to continue expanding our locally produced range, bringing advanced technologies to Russian farmers.”

In addition to producing machinery, the joint venture supports customers throughout the territory with a network of 13 New Holland dealers and 46 outlets that provide technical and after-sales service as well as training.

[end]

CNH—Case New Holland (CNH) is a world leader in the agricultural and construction equipment businesses. Supported by about 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

CNH International, a subsidiary of CNH Global NV, is the company responsible for the manufacture, sales, distribution and after sales operations of agricultural and construction branded equipment in over 120 countries throughout Africa, the Middle East, the Commonwealth of Independent States, Asia and Oceania, encompassing Australia, China and India. CNH International was established in 2007 to strengthen CNH’s brands focus in emerging and high-growth markets.

OJSC KAMAZ is the largest Russian manufacturer of heavy-duty trucks. It takes the 11th place in truck production (of 14 t GVW) and the 8th place in diesel engines production in the world. KAMAZ Group consists of 96 enterprises, 13 of which are the main associated companies. The staff is about 59,000 employees. KAMAZ sales and service network covers all regions of Russia and the CIS, and also traditional outlets. There are 127 dealers and more than 100 firm service car centers. Trucks of GVW from 14 up to 40 tonnes, diesel and gas engines are the major products of OJSC KAMAZ. The trucks are used in the CIS, Europe, Asia, Africa and Latin America (more than 80 countries).

For more information:

CNH International press office	KAMAZ PR department
international.media@cnh.com	pr@kamaz.org
+39 011 0086346	+7 (8552) 45 21 35